

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3040

October 16, 2018

Charles W. Allen
Chief Executive Officer
BTCS, Inc.
9466 Georgia Avenue #124
Silver Spring, MD 20901

      Re: BTCS, Inc.
            Form 10-K for the Year Ended December 31, 2017
            Filed March 14, 2018
            File No. 000-55141

Dear Mr. Allen:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               /s/ Kathleen Collins

               Kathleen Collins
               Accounting Branch Chief
               Office of Information Technologies
               and Services